Exhibit 99.1

David and Mary Collins

3876 Learning Tree Lane

Delaplane, Virginia 20144

January 31, 2013

Special Committee of the Board of Directors

Learning Tree International, Inc.

1831 Michael Faraday Drive

Reston, Virginia 20190

Dear Sirs:

As you know, on September 14, 2012 we submitted a letter and non-binding term sheet (the “September Proposal Letter”) to the Board of Directors of Learning Tree International, Inc. (the “Company”) expressing our interest in acquiring all of the outstanding equity of the Company not already owned by us for $5.25 per share in cash.  As stated in the September Proposal Letter, our goal was to negotiate a mutually satisfactory definitive agreement as soon as practicable in order to provide stockholders the opportunity to realize a premium for their shares by year-end, which we believed would best benefit Company stockholders.  This did not occur.

Increasingly, over the past few weeks, we have had concerns that the proposal contained in the September Proposal Letter and the Special Committee’s consideration of the proposal and strategic alternatives available to the Company have been causing distractions for the Company during a period in which there should be increased focus on the operations of the Company in light of the current business environment.  Following consultation with our legal and financial advisors, and in light of, among other things, the extended passage of time since we initially made our proposal and our belief that this is a time to focus on the Company’s operations, please be advised that we have decided to withdraw our proposal.

Please be advised that we have no current intention to purchase additional shares of the Company’s common stock in the public market.  Per your request, we agree that if our intention changes in this regard we will amend our Schedule 13D and provide the Company with five business days’ notice before undertaking any such additional purchases of the Company’s common stock.

Very truly yours,

/s/ David C. Collins
David C. Collins, Ph.D.

/s/ Mary C. Collins
Mary C. Collins